UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Argentex Mining Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04012E 107

(CUSIP Number)

Austral Gold Limited
Suite 203, Level 2
80 William Street
East Sydney NSW, 2011
Australia.

Copy to:

Carolina Arroyo
Pablo Schreiber
 Zang, Bergel y Viñes Abogados
  Florida 537, 18th Floor (C1005AAK)
Ciudad Autónoma de Buenos Aires, Argentina
  +54(11) 4322-0033

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.04012E 107	Page 2 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo Sergio Elsztain
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,779,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,779,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,779,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No.04012E 107	Page 3 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,712,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,712,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,712,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No.04012E 107	Page 4 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,712,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,712,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,712,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No.04012E 107	Page 5 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,712,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,712,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,712,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No.04012E 107	Page 6 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,712,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,712,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,712,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No.04012E 107	Page 7 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,712,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,712,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,712,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No.04012E 107	Page 8 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dolphin Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 67,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No.04012E 107	Page 9 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,712,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,712,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,712,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No.04012E 107	Page 10 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Guanaco Capital Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,712,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,712,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,712,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No.04012E 107	Page 11 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Austral Gold Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,632,000
	8	SHARED VOTING POWER 17,712,500
	9	SOLE DISPOSITIVE POWER 8,632,000
	10	SHARED DISPOSITIVE POWER 17,712,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,712,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No.04012E 107	Page 12 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Guanaco Mining Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 448,500
	8	SHARED VOTING POWER 17,712,500
	9	SOLE DISPOSITIVE POWER 448,500
	10	SHARED DISPOSITIVE POWER 17,712,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,712,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No.04012E 107	Page 13 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Guanaco Compañia Minera SpA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,712,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,712,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,712,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No.04012E 107	Page 14 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Austral Gold Argentina S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,632,000
	8	SHARED VOTING POWER 17,712,500
	9	SOLE DISPOSITIVE POWER 8,632,000
	10	SHARED DISPOSITIVE POWER 17,712,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,712,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No.04012E 107	Page 15 of 26 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares (“Common Shares”) of Argentex Mining Corporation (“ATX”). The principal executive offices of ATX are located at 1112 West Pender Street, Suite 602, Vancouver, BC V6E 2S1.

Item 2.	Identity and Background

(a)-(c), (f) This Schedule 13D is being filed by Eduardo Sergio Elsztain (“Elsztain”), a citizen of the Republic of Argentina who serves as Chairman of the board of directors of each of the following companies, and is also filed by each such company:

(i)	Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay, a company engaged in holding of investments in public and private entities, (“Agroinvestment”);
(ii)	IFIS Limited, a limited liability company organized under the laws of Bermuda, a company engaged in holding of investments in public and private entities, (“IFIS”);
(iii)	Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay, a company engaged in holding of investments in public and private entities, (“IFISA”);
(iv)	Consultores Assets Management S.A., a stock corporation organized under the laws of Argentina, a company engaged in providing consulting services (“CAM”);
(v)	Consultores Venture Capital Uruguay S.A., a limited liability company organized under the laws of the Republic of Uruguay, a company engaged in providing consulting services (“CVC Uruguay”);
(vi)	Dolphin Fund Ltd., a limited exempted fund organized under the laws of Bermuda, a company engaged in holding of investments in public and private entities, (“Dolphin”);
(vii)	Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Islands, a company engaged in providing consulting services (“CVC Cayman”);
(viii)	Guanaco Capital Holding, a limited company organized under the laws of the British Virgin Islands, a company engaged in mining activities (“GCH”);
(ix)	Austral Gold Limited, a stock corporation organized under the laws of Australia, a company engaged in mining activities(“AGD”);
(x)	Guanaco Mining Company Limited, a limited liability company organized under the laws of the British Virgin Islands, a company engaged in mining activities (“GMC”);
(xi)	Guanaco Compañía Minera SpA, a limited liability company organized under the laws of the Republic of Chile , a company engaged in mining activities (“GCM”); and
(xii)
Austral Gold Argentina S.A., a stock corporation organized under the laws of the Republic of Argentina, a company engaged in mining activities(“AGA” and together with Elsztain, Agroinvestment, IFIS, IFISA, CAM, CVC Uruguay, CVC Cayman, Dolphin, GCH, AGD, GMC and GCM, being collectively referred to as the “Reporting Persons”).

SCHEDULE 13D

CUSIP No.04012E 107	Page 16 of 26 Pages

Elsztain’s principal offices are located at Bolívar 108, 1st floor, Ciudad Autónoma de Buenos Aires, Argentina; Agroinvestment’ s principal offices are located at Zabala 1422, 2nd Floor, 11500 Montevideo, Republic of Uruguay; IFIS’ principal offices are located at Clarendon House, 2 Church Street, Hamilton HM 08, Bermuda; IFISA’s principal offices are located at Ruta 8 KM 17.500 Edificio@1 Local 106, 91600 Montevideo, Republic of Uruguay; CAM’s principal offices are located at Bolívar 108, 1st floor, (C1066AAD) Ciudad Autónoma de Buenos Aires, Argentina; CVC Uruguay’s principal offices are located at Ruta 8 KM 17.500 Edificio@1 Local 106, 91600 Montevideo, Republic of Uruguay; Dolphin’s principal offices are located at 20 Reid Street, 3rd floor, Williams House, PO Box 2460, HMJX Hamilton HM 11, Bermuda, CVC Cayman’s principal offices are located at 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman, KY1-1205, Cayman Islands, GCH’s principal offices are located at Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, VG 1110, British Virgin Islands; AGD’s principal offices are located at Suite 203, 80 William Street, Sydney, NSW 2000; GMC’s principal offices are located at Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, VG 1110, British Virgin Islands; GCM’s principal offices are located at 14 de Febrero 2065, Oficina 1103, Antofagasta, Chile; and AGA’s principal offices are located at Bolívar 108, 1st floor, Ciudad Autónoma de Buenos Aires, Argentina.

Because Mr. Elsztain directly or indirectly controls each of the other Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power, other than with respect to common shares held directly by Mr. Elsztain (and not through any other Reporting Person).

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto (this Item 2 is qualified in its entirety by reference to Schedule A, which is attached hereto and incorporated by reference), has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

This Item 2 is qualified in its entirety by reference to Schedule A, which is attached hereto and incorporated by reference.

SCHEDULE 13D

CUSIP No.04012E 107	Page 17 of 26 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to subscription agreements dated July 2, 2013 (the “Subscription Agreements”) entered into with AGD and AGA, ATX sold 8,632,000 Units to AGD and 242,824 Units and one convertible debenture in the principal amount of US$2,300,000 (the “Convertible Debenture”) to AGA for aggregate gross proceeds of CDN$4,975,484 (the transactions contemplated by the Subscription Agreements, the Convertible Debenture, and any agreements executed in connection therewith, collectively, the “Initial Investment Transaction”). Each Unit consists of one Common Share and one-half of one share purchase warrant (“Warrants”). Each Warrant entitles the holder to purchase one Common Share at an exercise price of CDN$0.40 until July 2, 2018. The Convertible Debenture was originally convertible into 8,389,176 Units.

Simultaneously with the Initial Investment Transaction, ATX entered into an Investment Agreement with AGD (the “Investment Agreement”), which provides that AGD (and its affiliates) will not initiate or support any effort to gain control of ATX, and it (and its affiliates) will refrain from acquiring any more than 19.9% of the issued and outstanding Common Shares of ATX unless otherwise agreed to by ATX.

From July 15, 2013 through March 17, 2014, ATX converted an aggregate of US$2,300,000 of the outstanding principal amount of the Convertible Debenture, in each case, at a conversion price of US$0.274163 (CDN$0.2882) per Unit, issuing 8,389,176 Common Shares and 4,194,588 Warrants to AGA. After adjusting for these conversions, there was no balance remaining under the Convertible Debenture.

After the initial investment in ATX and each such partial conversion of the Convertible Debenture, the Reporting Persons beneficially owned 17,779,500 Common Shares, collectively, representing approximately 19.9% of the outstanding Common Shares of ATX.

The foregoing summary of the Initial Investment Transaction does not purport to be complete and is qualified in its entirety by the text of the agreements listed as Exhibits 7.01 through 7.07 hereto, which are incorporated by reference in its entirety into this Item 3. The consideration price for the Proposed 2015 Transaction (as defined below) described in Item 4, if consummated, would consist of shares of AGD, as further described below.

Item 4.	Purpose of Transaction.

The disclosure set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

The Investment Agreement entitles AGD to (a) nominate one person for election to serve as a director on ATX´s Board, (b) appoint one person reasonably acceptable to ATX to the office of Assistant Corporate Secretary, and (c) nominate one person reasonably acceptable to ATX to its Technical Advisory Board. The Investment Agreement also provides AGD and its affiliates with limited anti-dilution rights.

Pursuant to the Investment Agreement, AGD nominated Wayne Hubert to the Board. As there were no vacancies, Jenna Hardy resigned from the Board and Wayne Hubert was appointed to fill the vacancy created by her resignation. Mr. Hubert, a resident of the State of Utah, in the United States, is also a director of AGD. In addition, AGD nominated, and the Board appointed, Stabro Kasaneva to the Technical Advisory Board. Mr. Kasaneva is also the Chief Operating Officer and a Director of AGD. Ms. Hardy’s resignation and both appointments were effective July 2, 2013. Mr. Hubert and Mr. Kasaneva remain in their respective positions as of the date of this filing.

SCHEDULE 13D

CUSIP No.04012E 107	Page 18 of 26 Pages

On August 28, 2015, AGD entered into a binding offer letter for a business combination between ATX and AGD to which AGD would acquire all of the issued and outstanding Common Shares (the “Argentex Shares”) in the capital of ATX not already held by AGD, AGA and GMC by way of a plan of arrangement involving AGD and ATX, or such alternate structure as determined by AGD and ATX based upon tax, securities and corporate law and other relevant considerations (the “Proposed 2015 Transaction”).
In the Proposed 2015 Transaction, subject to the terms and conditions set forth in the binding offer letter, all of the shareholders of ATX other than AGD, AGA and GMC (collectively, the “Argentex Shareholders”) would receive, in exchange for all of the Argentex Shares registered in the name and subject to adjustment, such number of fully paid common shares in the capital of AGD (in the aggregate, the “Share Consideration”) as is equal to seven and three quarters of one percent (7.75%) (the “Share Consideration Percentage”) of the number of common shares of AGD (each an “Austral Share”) that would be outstanding after an issuance of the Share Consideration on the closing date of the Proposed 2015 Transaction (the “Closing Date”). The Share Consideration would be issued to the Argentex Shareholders pro-rata according to the number of Argentex Shares registered in the name of each Argentex Shareholder at the record time and date applicable to the Proposed 2015 Transaction.

In addition to the Share Consideration, ATX share purchase warrants and options issued pursuant to its stock option plan that are (i) not ‘in-the-money’; (ii) outstanding on the Closing Date would be amended to provide that the holders be entitled, upon exercise at any time following the Closing Date, to purchase common shares of AGD at an exercise price equal to the price expressed in their original security adjusted to reflect the exchange ratio of 0.5651 AGD common share to one ATX Common Share, and (iii) 900,000 options held by certain directors that as of the Closing Date will be “in-the-money” which will be cancelled and exchanged for cash.

The foregoing summary of the Initial Investment Transaction and the Proposed 2015 Transaction does not purport to be complete and is qualified in its entirety by the text of the agreements listed on Exhibits 7.01 through 7.07 hereto, which are incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) As of August 31, 2015, the Reporting Persons beneficially own, in the aggregate, 17,779,500 Common Shares of ATX, representing 19.9% of ATX’s outstanding equity as of that date. The beneficial ownership of the Reporting Persons excludes 8,632,000 Common Shares that may be issued upon the exercise of 8,632,000 Warrants currently owned by AGA and AGD on a 50:50 basis, which may be exercised only if such exercise would result in AGD and its affiliates owning or controlling no more than 19.9% of the voting outstanding securities of ATX immediately after giving effect to such exercise.

SCHEDULE 13D

CUSIP No.04012E 107	Page 19 of 26 Pages

Following is a description of the Reporting Persons’ beneficial ownership of ATX´s common shares as of August 31, 2015.

Shareholder	Number of Shares Currently Owned	% of Outstanding Shares
Reporting Persons (as a group)	17,779,500	19.9%
Total	17,779,500	19.9%

(i)
Elsztain is the Chairman of the Board of Directors of Agroinvestment, IFIS, IFISA, CAM, CVC Uruguay, CVC Cayman, Dolphin, GCH, AGD, GMC, GCM, and AGA. As of August 31, 2015, Elsztain is the beneficial owner of 40.27% of the outstanding equity capital of IFIS, including: (a) 21.15% owned indirectly through Agroinvestment, (b) 19.39% owned indirectly through CVC Uruguay and (c) 3.21% owned indirectly through CVC Cayman. As of August 30, 2015, Elsztain owns 85.0% of the outstanding equity capital of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman;

(ii)	CVC Cayman serves as the Investment Manager of IFIS; and does not own any Common Shares of ATX;
(iii)	CVC Uruguay serves as the Investment Manager of Dolphin, and owns 48.10% of GCH shares; and does not own any Common Shares of ATX;
(iv)	IFIS is the direct owner of 100% of the common shares of IFISA; and does not own any Common Shares of ATX;
(v)	IFISA directly owns 88.51% of AGD’s issued and outstanding common shares; and does not own any Common Shares of ATX;
(vi)	Dolphin owns 67,000 Common Shares of ATX;
(vii)	GCH owns 5.07% of AGD’s outstanding common shares, and does not own any Common Shares of ATX;
(viii)	AGD owns 100% of GMC’s common shares, 22.28% of AGA’s issued and outstanding shares, and 9.71% of the outstanding Common Shares of ATX;
(ix)	GMC owns 100% of GCM which in turn owns 99.94% of AGA and 0.50% of the outstanding Common Shares of ATX; and
(x)	AGA owns 9.71% of the outstanding Common Shares of ATX.

SCHEDULE 13D

CUSIP No.04012E 107	Page 20 of 26 Pages

Set forth below is a diagram of the Reporting Persons’ beneficial ownership as of August 31, 2015:

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 17,779,500 common shares, representing 19.9% of the issued and outstanding common shares of ATX, as of August 31, 2015.

(b) The disclosure set forth in Item 5 (a) is incorporated herein by reference.

(c) The disclosure set forth in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Items 3 and 4 of this Statement on Schedule 13D are incorporated herein by reference.

SCHEDULE 13D

CUSIP No.04012E 107	Page 21 of 26 Pages

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

7.01	Investment Agreement, dated as of July 2, 2013, by and between ATX and AGD (incorporated by reference to Exhibit 4.12 to ATX’s Form 6-K filed on July 10, 2013).
7.02	Offer to Purchase Units and Convertible Debenture, dated as of July 2, 2013, by AGD (incorporated by reference to Exhibit 4.13 to ATX’s Form 6-K filed on July 10, 2013).
7.03	ATX Acceptance Letter for Subscription Offer to AGA, dated as of July 2, 2013, by ATX (incorporated by reference to Exhibit 4.14 to ATX’s Form 6-K filed on July 10, 2013).
7.04	Subscription Agreement, dated as of July 2, 2013, by AGD (incorporated by reference to Exhibit 4.15 to ATX’s Form 6-K filed on July 10, 2013).
7.05	Unsecured Convertible Debenture, dated as of July 2, 2013, by ATX (incorporated by reference to Exhibit 4.16 to ATX’s Form 6-K filed on July 10, 2013).
7.06	Warrant Certificate, dated as of July 2, 2013, by ATX (incorporated by reference to Exhibit 4.17 to ATX’s Form 6-K filed on July 10, 2013).
7.07	Binding Offer Letter, dated as of August 28, 2015, by and between AGD and ATX (incorporated by reference to Exhibit 99.1 to ATX’s Form 6-K filed on August 31, 2015).

SCHEDULE 13D

CUSIP No.04012E 107	Page 22 of 26 Pages

Schedule A

Eduardo Sergio Elsztain Bolívar 108, 1st floor (1066AAD) Ciudad Autónoma de Buenos Aires Republic of Argentina Businessman, citizen of Argentina

Directors of Agroinvestment S.A.

1.	Eduardo Sergio Elsztain Chairman of the Board Zabala 1422, 2nd Floor (11500), Montevideo, Republic of Uruguay Businessman, citizen of Argentina	3.	Eduardo Simon Bartfeld Director (Second Vice-Chairman) Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Businessman, citizen of Uruguay
2.	Mariana Renata Carmona de Elsztain Director (First Vice-Chairman) Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Businesswoman, citizen of Argentina

Directors of IFIS Limited

1.	Eduardo Sergio Elsztain Director Mintflower Place 4th Floor 8 Par-La-Ville Road, Hamilton HM 08, Bermuda. Businessman, citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Mintflower Place 4th Floor 8 Par-La-Ville Road Hamilton HM 08, Bermuda. Businesswoman, citizen of Argentina
2.	Saúl Zang Director Mintflower Place 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08 Bermuda. Lawyer, citizen of Argentina	4.	Alejandro Gustavo Elsztain Director Mintflower Place 4th Floor 8 Par-La-Ville Road Hamilton HM 08, Bermuda. Engineer, citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo Sergio Elsztain Chairman of the Board Ruta 8K 17.500 Edificio@1 Local 003, CP 91600 Montevideo Republic of Uruguay Businessman, citizen of Argentina	3.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@1 Local 003, CP 91600 Montevideo Republic of Uruguay Businessman, citizen of Uruguay
2.	Saúl Zang Director (Vice-Chairman) Ruta 8K 17.500 Edificio@1 Local 003, CP 91600 Montevideo Republic of Uruguay Lawyer, citizen of Argentina	4.	Olga Stirling Director Ruta 8K 17.500 Edificio@1 Local 003, CP 91600 Montevideo Republic of Uruguay Businesswoman, citizen of Uruguay

SCHEDULE 13D

CUSIP No.04012E 107	Page 23 of 26 Pages

Directors of Consultores Assets Management S.A.

1.	Eduardo Sergio Elsztain (Chairman) Director Bolívar 108, 1st floor (1066AAD) Ciudad Autónoma de Buenos Aires, Republic of Argentina Businessman, citizen of Argentina	3.	Mariana Renata Carmona de Elsztain (First Vice Chairman) Director Bolívar 108, 1st floor (1066AAD) Ciudad Autónoma de Buenos Aires Republic of Argentina Businesswoman, citizen of Argentina
2.	Saúl Zang (Second Vice Chairman) Director Bolívar 108, 1st floor (1066AAD) Ciudad Autónoma de Buenos Aires, Republic of Argentina Lawyer, citizen of Argentina

Directors of Consultores Venture Capital Uruguay

1.	Eduardo Sergio Elsztain (Chairman) Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Businessman, citizen of Argentina	3.	Olga Stirling Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Businesswoman, citizen of Uruguay
2.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Businessman, citizen of Uruguay

Directors of Dolphin Fund Ltd.

1.	Eduardo Sergio Elsztain (Chairman) Director 20 Reid Street, 3rd floor, Williams House, PO Box 2460, HMJX Hamilton HM 11, Bermuda Businessman, citizen of Argentina	3.	Mario Blejer Director 20 Reid Street, 3rd floor, Williams House, PO Box 2460, HMJX Hamilton HM 11, Bermuda Economist, citizen of Argentina
2.	Saúl Zang Director 20 Reid Street, 3rd floor, Williams House, PO Box 2460, HMJX Hamilton HM 11, Bermuda Lawyer, citizen of Argentina	4.	Gary Gladstein Director 20 Reid Street, 3rd floor, Williams House, PO Box 2460, HMJX Hamilton HM 11, Bermuda Economist, citizen of the United States of America

Directors of Consultores Venture Capital Limited

1.	Eduardo Sergio Elsztain (Chairman) Director 89, Nexus Way, 2nd floor, Camana Bay. P.O. Box 31106, Grand Cayman ky1-1250, Cayman Islands Businessman, citizen of Argentina	2.	Saúl Zang Director 89, Nexus Way, 2nd floor, Camana Bay. P.O. Box 31106, Grand Cayman ky1-1250, Cayman Islands Lawyer, citizen of Argentina

SCHEDULE 13D

CUSIP No.04012E 107	Page 24 of 26 Pages

Directors of Guanaco Capital Holding Limited

1.	Eduardo Sergio Elsztain (Chairman) Director Bolívar 108, 1st floor (1066AAD) Ciudad Autónoma de Buenos Aires, Republic of Argentina Businessman, citizen of Argentina	3.	Pablo Vergara del Carril Director Florida 537, 18th floor (1005AAK) Ciudad Autónoma de Buenos Aires, Republic of Argentina Lawyer, citizen of Argentina
2.	Saúl Zang Director Florida 537, 18th floor (1005AAK) Ciudad Autónoma de Buenos Aires, Republic of Argentina Lawyer, citizen of Argentina

Directors and Senior Management of Austral Gold Limited

Directors

1.	Eduardo Sergio Elsztain (Chairman) Director Bolívar 108, 1st floor (1066AAD) Ciudad Autónoma de Buenos Aires, Republic of Argentina Businessman, citizen of Argentina	5.	Wayne Hubert Director Suite 203, Level 2, 80 William Street, Sydney Commonwealth of Australia Chemical Engineering, citizen of the United States of America
2.	Saúl Zang Director Florida 537, 18th floor (1005AAK) Ciudad Autónoma de Buenos Aires, Republic of Argentina Lawyer, citizen of Argentina	6.	Robert Trzebski Director Suite 203, Level 2, 80 William Street, Sydney Commonwealth of Australia Geologist, citizen of Australia

3.	Pablo Vergara del Carril Director Florida 537, 18th floor (1005AAK) Ciudad Autónoma de Buenos Aires, Republic of Argentina Lawyer, citizen of Argentina	7.	Ben Jarvis Director Suite 203, Level 2, 80 William Street, Sydney, Commonwealth of Australia Investor Relations, citizen of Australia

4.	Stabro Kasaneva Director 14 de Febrero 2065, of. 1103, Antofagasta Republic of Chile Geologist, citizen of Chile

Executive Officers

1.	Alison Crealy Officer Suite 203, Level 2, 80 William Street, Sydney Commonwealth of Australia Finance Manager, Citizen of Australia	2.	Andrew Bursill Secretary Suite 203, Level 2, 80 William Street, Sydney Commonwealth of Australia Company Secretary, Citizen of Australia

SCHEDULE 13D

CUSIP No.04012E 107	Page 25 of 26 Pages

Directors of Guanaco Mining Company Limited

1.	Eduardo Sergio Elsztain (Chairman) Director Citco Bulding, Wickhams Cay, P.O. Box 662, Road Town, Tortola, BVI Businessman, citizen of Argentina	3.	Pablo Vergara del Carril Director Citco Bulding, Wickhams Cay, P.O. Box 662, Road Town, Tortola, BVI Lawyer, citizen of Argentina
2.	Saúl Zang Director Citco Bulding, Wickhams Cay, P.O. Box 662, Road Town, Tortola, BVI Lawyer, citizen of Argentina

Directors of Guanaco Compañía Minera SpA

1.	Eduardo Sergio Elsztain (Chairman) Director Bolívar 108, 1st floor (1066AAD) Ciudad Autónoma de Buenos Aires, Republic of Argentina Businessman, citizen of Argentina	3.	Pablo Vergara del Carril Director Florida 537, 18th floor (1005AAK) Ciudad Autónoma de Buenos Aires, Republic of Argentina Lawyer, citizen of Argentina
2.	Saúl Zang Director Florida 537, 18th floor (1005AAK) Ciudad Autónoma de Buenos Aires, Republic of Argentina Lawyer, citizen of Argentina

Directors of Austral Gold Argentina S.A.

1.	Eduardo Sergio Elsztain (Chairman) Director Bolívar 108, 1st floor (1066AAD) Ciudad Autónoma de Buenos Aires, Republic of Argentina Businessman, citizen of Argentina	3.	Pablo Vergara del Carril Director Florida 537, 18th floor (1005AAK) Ciudad Autónoma de Buenos Aires Republic of Argentina Lawyer, citizen of Argentina
2.	Saúl Zang Director Florida 537, 18th floor (1005AAK) Ciudad Autónoma de Buenos Aires Republic of Argentina Lawyer, citizen of Argentina

SCHEDULE 13D

CUSIP No.04012E 107	Page 26 of 26 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated: October 19, 2015

Eduardo Sergio Elsztain	Agroinvestment S.A.
By: /S/ Eduardo Sergio Elsztain Name: Eduardo Sergio Elsztain	By: /S/ Eduardo Sergio Elsztain Name: Eduardo Sergio Elsztain Title: Chairman of the Board

IFIS Limited	Inversiones Financieras del Sur S.A.
By: /S/ Eduardo Sergio Elsztain Name: Eduardo Sergio Elsztain Title: Chairman of the Board	By: /S/ Eduardo Sergio Elsztain Name: Eduardo Sergio Elsztain Title: Chairman of the Board

Consultores Assets Management S.A.	Consultores Venture Capital Uruguay
By: /S/ Eduardo Sergio Elsztain Name: Eduardo Sergio Elsztain Title: Chairman of the Board	By: /S/ Eduardo Sergio Elsztain Name: Eduardo Sergio Elsztain Title: Chairman of the Board

Dolphin Fund Ltd.	Consultores Venture Capital Limited
By: /S/ Eduardo Sergio Elsztain Name: Eduardo Sergio Elsztain Title: Chairman of the Board	By: /S/ Eduardo Sergio Elsztain Name: Eduardo Sergio Elsztain Title: Chairman of the Board

Guanaco Capital Holding Limited	Austral Gold Limited
By: /S/ Eduardo Sergio Elsztain Name: Eduardo Sergio Elsztain Title: Chairman of the Board	By: /S/ Eduardo Sergio Elsztain Name: Eduardo Sergio Elsztain Title: Chairman of the Board

Guanaco Mining Company Limited	Guanaco Compañía Minera SpA
By: /S/ Eduardo Sergio Elsztain Name: Eduardo Sergio Elsztain Title: Chairman of the Board	By: /S/ Eduardo Sergio Elsztain Name: Eduardo Sergio Elsztain Title: Chairman of the Board

Austral Gold Argentina S.A.
By: /S/ Eduardo Sergio Elsztain Name: Eduardo Sergio Elsztain Title: Chairman of the Board